pSivida completes US$2.9m placement

Dr Roger Aston reappointed to the pSivida Board

Boston, MA. and Perth, Australia (December 20, 2006) - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD,Xetra:PSI) today announced the placement of 14,230,768 million fully paid ordinary shares to Australian and European investors issued at AU$0.26 (US$2.00 ADR equivalent) each to raise US$2.9m before costs.

Each share was purchased with two free attaching options at an exercise price of AU$0.26 and a term of four years. This raising is an interim financing measure prior to the expected closing of the definitive documents with Nordic Biotech Advisors for a US$4.0m corporate investment in pSivida and a US$22.0m investment over time in a “Special Purpose Vehicle” (SPV). The SPV is expected to fully fund pSivida’s portion of costs to develop its lead ophthalmic development product, MedidurTM for the delivery of a steroid (fluocinolone acetonide) for the treatment of the chronic eye disease diabetic macular edema (DME). The Company is committed to reducing its cash burn with cost cutting measures to begin at the end of this month.

pSivida is also announced the reappointment of Dr. Roger Aston to the pSivida Board of Directors. Dr. Aston is a founding director of the Company and returns to the Board following his departure in November 2005. Dr. Aston has more than twenty years’ experience in the pharmaceutical and biotechnology industries and is a welcome addition to the Board. Dr. Aston is also a director of Clinuvel Limited and Halcygen Limited.

“This capital raising places the Company in a stronger financial position with opportunities to accelerate R&D commercial activities, particularly in the area of controlled slow release drug delivery technologies,” said Dr. Roger Brimblecombe, Executive Chairman and CEO of pSivida Limited. “I am particularly pleased by the reappointment of Dr. Aston to the pSivida Board as we move toward significant commercial opportunities in the near term.”

As required by NASDAQ regulatory rules, pSivida also announced that its independent registered public accounting firm's report on its financial statements for the fiscal year ended June 30, 2006 includes an explanatory paragraph regarding the Company's ability to continue as a going concern. The independent auditor’s opinion noted that the Company has suffered recurring losses from operations, has had significant recurring negative cash flows from operations and has determined that there may be a risk of default associated with a loan covenant that requires the company to maintain a minimum net cash balance and those raise substantial doubt about its ability to continue as a going concern.

Since the independent registered public accounting firm's report appeared in the 2006 Annual Report, the Company is taking steps to reduce the cash burn and successfully raised additional capital as detailed above as well as entered into a significant capital raising initiative with Nordic Biotech Advisors.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the potential signing of definitive agreements with Nordic on the terms described; the amount of pSivida’s portion of the costs to develop Medidur™ for DME; the potential size of certain markets; and potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including:

Failure of the company to successfully close the transaction with Nordic contemplated by the MOUs with Nordic; the failure of the Company to obtain the requisite shareholder approvals to complete the Nordic transactions; failure of pSivida’s share of Medidur™ development costs to be no more than US$22m; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to produce favorable results and/or result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; and failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.